ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 4, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Horizons Family Solutions Inc.

Registration Statement on Form S-1

File No. 333-184579

Discussion with SEC Staff on January 4, 2013

Attn:	Shaz Niazi/ Brigitte Lippman – Legal
Blaise Rhodes/Raj Rajan – Accounting

Ladies and Gentlemen:

On behalf of Bright Horizons Family Solutions Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR the following information that was requested by the Staff during a conference call on January 4, 2013 in connection with a discussion of the response letter that was filed by the Company on December 27, 2012 (the “Response Letter”) relating to the Company’s Registration Statement on Form S-1, File No. 333-184579 (the “Registration Statement”).

To facilitate your review, the Company has included in Annex A attached hereto copies of certain excerpted pages that will be included in an amendment to the Registration Statement to reflect the changes to the Company’s disclosure in the Registration Statement that are described in this response letter. Unless otherwise specified, all references to page numbers in this letter are to the page numbers in the excerpted pages included herewith as Annex A.

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2013

Dilution, page 33

The Company supplementally advises the Staff that it will revise page 33 of the Registration Statement as reflected in Annex A to reflect the Company’s net tangible book value deficiency at September 30, 2012 and pro forma as adjusted net tangible book value deficiency at September 30, 2012 as calculated below.

	Net Tangible Book Value Deficiency at September 30, 2012	Adjustments for the Offering		Pro Forma As Adjusted Net Tangible Book Value Deficiency at September 30, 2012
Total Assets	$1,899,603	$180,754	(a)	$2,080,357
Goodwill	(991,967)			(991,967)
Other Intangible – Net	(440,067)			(440,067)

Total Consolidated Tangible Assets	467,569			648,323
Total Liabilities	1,293,683			1,293,683
Redeemable Noncontrolling Interest	15,825			15,825
Deferred Financing Costs	14,605			14,605

Net Tangible Book Value Deficiency	$(856,544)			$(675,790)

(a)	Represents the estimated net proceeds to the Company, after deducting estimated offering expenses and underwriting discounts and commissions, from the initial public offering (assuming an initial public offering price of $24.00 per share, the midpoint of the preliminary estimated initial public offering price range and an offering size, excluding any over-allotment option, of 8,300,000 shares). The pro forma as adjusted net tangible book value deficiency at September 30, 2012 that will be included in the Registration Statement will be appropriately adjusted to reflect any change in the midpoint of the initial public offering price range or the offering size from the estimates reflected in the calculation above.

Conversion of Class L Common Stock

The Company supplementally advises the Staff that, consistent with the disclosure included in Annex A to its response letter dated December 4, 2012, it will revise pages ii, 29, F-9, F-40 of the Registration Statement as reflected in Annex A to describe the timing and terms of conversion of the Company’s Class L common stock.

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Division of Corporation Finance

Securities and Exchange Commission

January 4, 2013

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s questions. The Company anticipates filing Amendment No. 2 to the Registration Statement reflecting the foregoing changes, as well as the changes previously identified in the Response Letter and the Company’s prior response letter dated December 4, 2012, shortly after resolving all of the Staff’s comments to the Registration Statement and distributing preliminary prospectuses at that time. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (617) 235-4734.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	David Lissy

Elizabeth Boland

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Annex A

Market and Other Industry Data

Although we are responsible for all of the disclosure contained in this prospectus, we rely on and refer to information regarding the child care industry, which has been compiled from market research reports, census data and other publicly available information. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis. We believe this data to be accurate as of the date of this prospectus. However, this information cannot always be verified with complete certainty due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

Trademarks, Service Marks and Copyrights

We own or have rights to trademarks, service marks, trade names and copyrights that we use in connection with the operation of our business, including our corporate names, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. The trademarks we own include Bright Horizons®. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks, trade names and copyrights.

The Reclassification

In connection with this offering, on                      , 2013, we amended our certificate of incorporation to effect a 1-for-1.9704 reverse split of our Class A common stock and then convert each outstanding share of Class L common stock into 35.1955 shares of our Class A common stock. In addition, immediately following the conversion of our Class L common stock we reclassified our Class A common stock into common stock. At the time of such conversion and reclassification, in accordance with the terms of our equity incentive plans and our outstanding awards thereunder, outstanding options to purchase shares of our Class A common stock and Class L common stock became options to purchase shares of our common stock with appropriate adjustments to the exercise price per share and the number of shares underlying each such award. Unless otherwise indicated, all share data gives effect to the reverse split of our Class A common stock, the conversion of all shares of our Class L common stock into shares of our Class A common stock and the subsequent reclassification of our Class A common stock into common stock and related adjustments to our outstanding options to purchase shares of our Class A common stock and Class L common stock, which we refer to collectively as the reclassification. See “The Reclassification.”

ii

THE RECLASSIFICATION

In connection with this offering, on                      , 2013, we amended our certificate of incorporation to effect a 1-for-1.9704 reverse split of our Class A common stock and then convert each outstanding share of our Class L common stock into 35.1955 shares of our Class A common stock. Immediately following the conversion of our Class L common stock, we reclassified our Class A common stock into common stock. The Class L common stock was identical to the Class A common stock, except that the Class L common stock was convertible into shares of our Class A common stock, and each share of Class L common stock was entitled to a preferential payment upon any liquidating distribution by us to holders of our capital stock, whether by dividend, distribution or otherwise, equal to the base amount for such share ($405.00), which we refer to as the Class L base amount. After payment of the Class L base amount, each share of common stock and Class L common stock shared equally in all remaining liquidating distributions by us to holders of our common stock. The conversion rate of 35.1955 shares of Class A common stock for each share of Class L common stock was determined and approved by our board of directors and stockholders.

At the time of the conversion of our Class L common stock, in accordance with the terms of our equity incentive plans and our outstanding awards thereunder, outstanding options to purchase shares of our Class L common stock became options to purchase shares of our common stock with appropriate adjustments to the exercise price per share and the number of shares underlying each such award.

References to the “reclassification” throughout this prospectus refer to the 1-for-1.9704 reverse stock split of our Class A common stock, the conversion of our Class L common stock into our Class A common stock, related adjustments to our outstanding options to purchase shares of our Class A common stock and Class L common stock and the reclassification of our Class A common stock into our common stock.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. We calculate net tangible book value per share of our common stock by dividing the net tangible book value by the number of outstanding shares of our common stock.

Our net tangible book value deficiency at September 30, 2012 was approximately $856.5 million, or $16.23 per share of our common stock pro forma for the reclassification but before giving effect to this offering. Pro forma net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total consolidated tangible assets less total consolidated liabilities, deferred financing costs and redeemable noncontrolling interests) by the number of shares of common stock outstanding at September 30, 2012, assuming that the reclassification had taken place on September 30, 2012. Dilution in net tangible book value deficiency per share represents the difference between the amount per share that you pay in this offering and the net tangible book value deficiency per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $24.00 per share (the midpoint of the offering range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value deficiency at September 30, 2012 would have been approximately $675.8 million, or $11.07 per share of common stock. This represents an immediate decrease in net tangible book value deficiency per share of $5.16 to existing stockholders and an immediate increase in net tangible book value deficiency per share of $35.07 to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share(a)		$24.00
Pro forma net tangible book value (deficiency) per share at September 30, 2012	$(16.23)
Increase per share attributable to new investors in this offering	5.16
Pro forma net tangible book value (deficiency) per share after this offering		(11.07)

Dilution per share to new investors		$(35.07)

(a)	The midpoint of the range set forth on the cover of this prospectus.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value deficiency per share of our common stock after giving effect to this offering would be $10.40 per share of our common stock. This represents a decrease in pro forma as adjusted net tangible book value deficiency of $5.83 per share of our common stock to existing stockholders and dilution in pro forma as adjusted net tangible book value deficiency of $34.40 per share of our common stock to you.

A $1.00 increase (decrease) in the assumed initial public offering price of $24.00 per share of our common stock would decrease (increase) our pro forma net tangible book value deficiency after giving effect to the offering by $7.7 million, assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Bright Horizons Family Solutions Inc. (“Bright Horizons” or the “Company”) provides workplace services for employers and families throughout the United States, Puerto Rico, Canada, the United Kingdom, Ireland, the Netherlands, and India. Workplace services include center-based child care, education and enrichment programs, elementary school education, back-up dependent care (for children and elders), before and after school care, college preparation and admissions counseling, tuition reimbursement program management, and other family support services.

The Company operates its child care and early education centers under various types of arrangements, which generally can be classified into two categories: (i) the management or cost plus (“Cost Plus”) model, where Bright Horizons manages a work-site child care and early education center under a cost-plus arrangement with an employer sponsor, and (ii) the profit and loss (P&L) model, where the Company assumes the financial risk of the child care and early education center’s operations. The P&L model may be operated under either (a) the sponsored model, where Bright Horizons provides child care and early educational services on a priority enrollment basis for employees of an employer sponsor, or (b) the lease/consortium model, where the Company provides priority child care and early education to the employees of multiple employers located within a real estate developer’s property or the community at large. Under each model type the Company retains responsibility for all aspects of operating the child care and early education center, including the hiring and paying of employees, contracting with vendors, purchasing supplies, and collecting tuition and related accounts receivable.

Unaudited Pro Forma Information—The unaudited pro forma balance sheet as of September 30, 2012 reflects the conversion of all outstanding shares of Class L common stock as of that date into Class A common stock at a conversion ratio of 35.1955 shares of Class A common stock for each share of Class L common stock. For purposes of pro forma net income per share, all shares of Class L common stock have been treated as though they had been converted to common stock in all periods in which such shares were outstanding.

Basis of Presentation—On May 28, 2008, Bright Horizons Family Solutions, Inc. (the “Predecessor”) completed a transaction (the “Merger”) with affiliates of Bain Capital Partners, LLC (“Bain”), pursuant to which a wholly-owned subsidiary of Bain was merged with and into the Predecessor, which converted to a single member limited liability corporation (LLC), Bright Horizons Family Solutions LLC, and continued as the surviving corporation. Bright Horizons Family Solutions LLC is a wholly-owned subsidiary of Bright Horizons Capital Corp., which is in turn a wholly- owned subsidiary of Bright Horizons Solutions Corp., a subsidiary controlled by affiliates of Bain. In July 2012, Bright Horizons Solutions Corp. changed its name to Bright Horizons Family Solutions Inc.

As part of the Merger, a new basis of accounting was established and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

F-9

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND SEPTEMBER 30, 2012 AND FOR THE YEARS

ENDED DECEMBER 31, 2009, 2010, AND 2011 AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2012 AND 2011 (continued)

13.    EARNINGS PER SHARE (continued)

L common stock that may be dilutive in the future. Of those amounts, there were options to purchase 259,548 shares of Class A common stock and options to purchase 56,825 shares Class L common stock that were performance-based and for which the performance criteria have not yet been met.

Unaudited Pro Forma Earnings per Share

The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. The unaudited pro forma basic and diluted earnings per share for the year ended December 31, 2011 and the nine months ended September 30, 2012 gives effect to the assumed conversion of all outstanding shares of Class L common stock at a conversion factor of 35.1955 common shares for each Class L share, as if the initial public offering was completed at the beginning of the year ended December 31, 2011. The dilutive impact of stock options is calculated using the treasury stock method. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted earnings per share calculations. The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share:

	Year ended December 31, 2011
	Basic	Diluted
Net income (in thousands)	$4,759	4,759
Pro forma weighted average number of common shares:
Weighted average number of common shares	6,016,733	6,016,733
Pro Forma weighted average number of converted Class L shares	46,362,082	46,362,082
Dilutive impact of stock options	-	660,805

Pro forma weighted average number of common shares	52,378,815	53,039,620

Pro forma earnings per common share	$.09	.09

	Nine months ended September 30, 2012
	Basic	Diluted
Net income (in thousands)	$3,988	3,988
Pro forma weighted average number of common shares:
Weighted average number of common shares	6,057,128	6,057,128
Pro Forma weighted average number of converted Class L shares	46,944,341	46,944,341
Dilutive impact of stock options	-	261,699
Pro forma weighted average number of common shares	53,001,469	53,263,168

Pro forma earnings per common share	$.08	.07

14.    COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office equipment, child care and early education center facilities and office space under non-cancelable operating leases. Most of the leases expire within ten years

F-40